UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

2 Kaplan St.

Tel Aviv 6473403, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Press Releases

On August 16, 2024, HUB Cyber Security Ltd. (the “Company”) issued a press release titled “HUB Security Reports Fiscal 2023 Financial Results.” A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

On August 19, 2024, the Company issued a press release titled “HUB Security Announces $3.3 Million Investment to Accelerate Corporate Growth.” A copy of this press release is attached to this Form 6-K as Exhibit 99.2.

Financing Transaction

On August 18, 2024, the Company entered into Securities Purchase Agreements (the “August 2024 Purchase Agreements”) with multiple private investors to raise gross proceeds of approximately $3.3 million in exchange for the issuance of convertible notes (the “August 2024 Notes”) with an aggregate principal amount of approximately $4.0 million and warrants to acquire an aggregate of approximately 4.7 million ordinary shares of the Company (the “August 2024 Warrants” and together with the August 2024 Purchase Agreements, the August 2024 Notes and the August 2024 Warrants, the “Transaction Documents”). The proceeds will be used by the Company for general corporate purposes.

The August 2024 Notes are unsecured, have a term of two years and do not accrue interest. They are convertible into ordinary shares of the Company at any time at the option of the holder of each note at a price equal to the lower of $0.70 and the price per share at which the Company sells ordinary shares to a third party, but in no event less than $0.50.

The August 2024 Warrants are exercisable for a period of three years at an exercise price of $1.00 per share. In the event that the conversion price of the August 2024 Notes is reduced, the exercise price of the August 2024 Warrants will be reduced proportionately.

The placement agent for this transaction is entitled to receive a fee of approximately $233,000 in cash and a warrant to purchase approximately 1.1 million ordinary shares of the Company on terms substantially similar to the terms of the August 2024 Warrants (the “Placement Agent Warrant”). The Company intends to enter into a consulting agreement with the placement agent for an initial period of three months, during which the placement agent will be paid a fee of $15,000 per month.

The conversion of the August 2024 Notes and the exercise of the August 2024 Warrants and the Placement Agent Warrant will be limited to the extent that, upon conversion or exercise, the holder and its affiliates would in the aggregate beneficially own more than 4.99% of the Company’s outstanding ordinary shares. The Company has undertaken to register the resale of the ordinary shares underlying the August 2024 Notes and August 2024 Warrants on a registration statement with the Securities and Exchange Commission.

The foregoing is a summary description of certain terms of the Transaction Documents and related documents and, by its nature, is not comprehensive. Such documents contain customary representations, warranties and covenants that the parties made to, solely for the benefit of, each other in the context of all of the terms and conditions thereof and in the context of the specific relationship between the parties thereto.

The information in this Report on Form 6-K, including in Exhibits 99.1 and 99.2 attached hereto is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: August 22, 2024	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated August 16, 2024.
99.2	Press Release, dated August 19, 2024.

3